SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §

240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4*

Teva Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

881624209

(CUSIP Number)

A. Robert D. Bailey, Esq.

Chief Legal Officer and

Corporate Secretary

Allergan plc

Clonshaugh Business

and Technology Park

Coolock

Dublin, D17 E400

Ireland

(862) 261-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D
CUSIP No. 881624209		Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Allergan Holdings B1, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,291,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,291,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,291,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D
CUSIP No. 881624209		Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Allergan W.C. Holding Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,326,364 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,326,364 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,326,364 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D
CUSIP No. 881624209		Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Warner Chilcott Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,617,431 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,617,431 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,617,431 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO/HC

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D
CUSIP No. 881624209		Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Allergan WC Holdings Ireland Limited (formerly known as Warner Chilcott plc)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,617,431 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,617,431 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,617,431 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO/HC

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D
CUSIP No. 881624209		Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Allergan plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,617,431 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,617,431 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,617,431 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO/HC

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed on August 8, 2016 (the “Schedule 13D”), Amendment No. 1 to the Schedule 13D filed on November 1, 2017 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on November 13, 2017 (“Amendment No. 2”), and Amendment No. 3 to the Schedule 13D filed on January 12, 2018 (“Amendment No. 3,” and together with the Schedule 13D and Amendment No. 1, No 2. and No 3, the “Schedule 13D Filings”), with respect to the Ordinary Shares of Teva Pharmaceutical Industries Ltd. (the “Issuer”), par value NIS 0.10 per share (the “Ordinary Shares”), a portion of which is represented by American Depositary Shares (“ADSs”), each representing one Ordinary Share, which are traded on the New York Stock Exchange. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D Filings.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Schedule 13D Filings as set forth below:

“The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment and the information set forth or incorporated in Items 2, 4 and 6 of this Amendment and the Schedule 13D Filings is incorporated by reference in its entirety into this Item 5.

(a)–(b) The following disclosure assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information filed by the Issuer.

Allergan W.C. Holding Inc., a Delaware corporation (the “Counterparty”), entered into a Master Confirmation dated February 12, 2018 for a Premium Share Forward Transaction (the “Confirmation”), with J.P. Morgan Chase Bank, N.A., London Branch, as dealer (the “Dealer”), substantially in the Form of Master Confirmation: Premium Share Forward Transaction filed herewith as Exhibit 1. Pursuant to a transaction under the Confirmation, the Counterparty agreed to sell (with upfront delivery) an aggregate of 25,000,000 Ordinary Shares, represented by ADSs, to Dealer at a price determined based on a premium over the average of the daily volume weighted average price of the ADSs over an agreed period, with Dealer having the right to set the length of the period within a minimum and maximum. The transaction is expected to settle in the second quarter of 2018.

In addition, as detailed below, the Reporting Persons indicated sold an aggregate amount of 4,123,636 Ordinary Shares in brokered open market transactions at the dates and prices set forth below.

Reporting Person	Trade Date	Settlement Date	Ordinary Shares Sold	Price per Share(1)
Allergan Holdings B1, Inc.	2/2/2018	2/6/2018	698,348	20.9412(2)
Allergan Holdings B1, Inc.	2/5/2018	2/7/2018	691,919	20.1991(3)
Allergan Holdings B1, Inc.	2/6/2018	2/8/2018	1,059,733	20.29403(4)
Allergan W.C. Holding Inc.	2/7/2018	2/9/2018	1,673,636	20.8048(5)

(1)	Where weighted average price is used for the reported transactions, the applicable Reporting Person undertakes to provide upon request by the SEC, full information regarding the number of shares purchased or sold at each separate price.

(2)	A weighted average price based on prices ranging from $20.90 to $20.995

(3)	A weighted average price based on prices ranging from $20.12 to $20.305.

(4)	A weighted average price based on prices ranging from $20.20 to $20.39.

(5)	A weighted average price based on prices ranging from $20.51 to $20.995.

Following these sales, pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 39,617,431 Ordinary Shares, which constitutes approximately 3.9% of the outstanding Ordinary Shares.

Page 7 of 10 Pages

(c) Except as set forth above and elsewhere in this Schedule 13D and in Amendment No. 3, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) As of February 12, 2018 none of the Reporting Persons own 5% or more of the Ordinary Shares.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends Item 6 of the Schedule 13D Filings by adding the disclosure set forth above under Item 5(a)-(b) regarding the Confirmation immediately after the twelfth paragraph.

Item 7.	Material to be Filed as Exhibits

1	Form of Master Confirmation: Premium Share Forward Transaction, by and among Allergan W.C. Holding Inc., as Counterparty and [●], as Dealer.

Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

Allergan plc

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Chief Legal Officer and Corporate Secretary

Allergan WC Holdings Ireland Limited

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Director

Warner Chilcott Limited

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Secretary

Allergan Holdings B1, Inc.

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Director

Allergan W.C. Holding Inc.

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Director

Page 9 of 10 Pages

INDEX TO EXHIBITS

1	Form of Master Confirmation: Premium Share Forward Transaction, by and among Allergan W.C. Holding Inc., as Counterparty and [●], as Dealer.

Page 10 of 10 Pages